Exhibit 99.10

FOR:	INTERPOOL, INC.

FOR IMMEDIATE RELEASE

CONTACT:	Mitchell I. Gordon Executive Vice President & Chief Financial Officer (212) 916-3284 mgordon@interpool.com

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, N.J., March 22, 2002 – Interpool, Inc. (NYSE: IPX) announced today that it will pay a cash dividend of $.055 cents per share for the first quarter of 2002. The dividend will be payable on April 15, 2002 to shareholders of record on April 1, 2002. The aggregate amount of the dividend is expected to be approximately $1,508,000. The amount of the quarterly dividend is based on an annualized dividend rate of 22 cents per share.

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

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Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.